Room 4561

								February 17, 2006


Mr. Alexander Gersh
Chief Financial Officer
NDS Group plc
One London Road
Staines, Middlesex TW18 4EX
United Kingdom

Re:	NDS Group plc
Form 10-KSB for Fiscal Year Ended June 30, 2005
		File No. 0-30364

      We have completed our review of the above referenced filing and have no further comments at this time.

      In your October 12, 2005 letter, we note that you provided a statement in writing that the company acknowledges that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      However, be advised that a letter signed by counsel would not satisfy the requirement of this comment. As a result, a representative from the Company should acknowledge, in writing, the above statements.



      If you need further assistance, you may contact Tamara
Tangen
at (202) 551-3443 or me at (202) 551-3488.

      Sincerely,



      Stephen G. Krikorian
      Branch Chief - Accounting


cc:   	Via facsimile:  212-918-3100
      Amy Bowerman Freed, Esq.
      Hogan & Hartson L.L.P.
      875 Third Avenue
      New York, NY  10022



Mr. Alexander Gersh
NDS Group plc
February 17, 2006
Page 2